Exhibit 99.1

520500

PRESS RELEASE

AEGON COMPLETES ACQUISITION OF NATIONWIDE POLAND

The Hague, October 4, 2005 – AEGON has completed the acquisition of Nationwide Towarzystwo Ubezpieczen na Zycie S.A. (Nationwide Poland) from Nationwide Insurance Company. The agreement on the acquisition was announced on June 6, 2005.

The company will be renamed AEGON Towarzystwo Ubezpieczen na Zycie S.A. (AEGON Poland). The completion of this acquisition reflects AEGON’s previously stated strategy of expanding further in Central and Eastern Europe.

About AEGON N.V.

AEGON N.V. is one of the world’s leading listed life insurance companies ranked by market capitalization and assets. AEGON’s head office is in The Hague, the Netherlands. At the end of 2004, AEGON companies employed about 27,000 people worldwide. AEGON’s businesses focus on life insurance and pensions, savings and investment products. The group is also active in accident and supplemental health insurance and general insurance, and has limited banking activities. AEGON’s three major markets are the United States, the Netherlands and the United Kingdom. In addition, the group is present in a number of other countries including Canada, Hungary, Slovakia, Spain and Taiwan. AEGON is also active in China, Poland and the Czech Republic.

AEGON N.V.

Group Corporate Affairs & Investor Relations

The Hague, the Netherlands
Analysts & Investors	+31 (0)70 344 83 05
Media	+31 (0)70 344 83 44
E-mail	gca-ir@aegon.com

Baltimore, the United States
Analysts & Investors	+1 877 548 9668 (toll free) / +1 410 576 45 77
Media	+1 410 576 45 26
E-mail	ir@aegonusa.com

Website: www.aegon.com